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                                                               EXHIBIT 11(A)(11)

                                                Contact: William J. Coote
                                                     Assistant Treasurer
                                                     Bowne & Co., Inc.
                                                     (212) 886-0614

                                                     Thomas M. Silver
                                                     Vice President, Marketing,
                                                     Corporate Communications
                                                     (212) 229-7224

                  BOWNE AND CO., INC. AND DONNELLEY ENTERPRISE
                     SOLUTIONS INCORPORATED COMPLETE MERGER

New York, July 7, 1998 -- Bowne & Co., Inc. [AMEX: BNE] announced today that it has completed its acquisition of Donnelley Enterprise Solutions Incorporated
(DESI) [NASDAQ: DEZI]. DESI has been merged with a wholly owned subsidiary of Bowne, and each share of common stock of DESI not previously purchased in the Company's tender offer which expired at 12:01 A.M. on July 1, 1998, has been converted into the right to receive $21.00 in cash.

Bowne announced its intent to acquire DESI on May 28. The completion of the merger and Bowne's existing joint venture with Williams Lea in Europe ensures Bowne's position as the premier global company in document management and dissemination.

The addition of DESI substantially increases Bowne's existing outsourcing solution offerings and solidifies Bowne's position as the market leader in providing outsourcing solutions to major financial service organizations, law firms and multi-national corporations. DESI's capabilities will add to Bowne's unique ability to provide a comprehensive array of information management services that includes document creation printing and distribution, Internet publishing, Intranet development and content management, outsourcing and localization services.

DESI is a single-source provider of integrated information management solutions to professional service organizations, primarily large law firms, investment banks, and accounting firms. DESI offers its clients the opportunity to focus on their core businesses by outsourcing a variety of functions, including business services and information technology services. The Company has operations in major cities across the United States and international locations in Singapore and Hong Kong. In November 1996, DESI Completed its initial public offering of approximately 57% of its common stock. Previously, DESI had been a wholly owned subsidiary of R.R. Donnelly & Sons Company. Headquartered in Chicago, DESI employs 1,200 people and generated revenues in 1997 of $110 million. In conjunction with the merger, Rhonda I. Kochlefl has decided to resign from her position as Chairman, President and Chief Executive Officer in pursuit of other interests.

Bowne & Co., Inc., established 1775, is the global market leader in the field of empowering information by combining superior customer service with appropriate new technologies to manage, repurpose and distribute a client's information to any audience, through any medium, in any language, anywhere in the world. The world's largest financial printer, Bowne is also the leading provider of localization services to the software industry. Localization is the adaptation and translation of information technology products for use in specific local markets. Bowne is among the leading Internet development companies, offering business solutions, consulting and development
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services. By providing outsourcing services, Bowne offers its customers an integrated way to design and manage their information flows to take advantage of the latest technologies for creating, storing, moving, presenting and utilizing information in any combination of paper and electronic forms.